WINS FINANCE HOLDINGS INC.
1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China

March 28, 2018

VIA EDGAR
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Wins Finance Holdings, Inc. (the “Company”)
Registration Statement on Form F-3
File No. 333-222788

Dear Mr. Dobbie:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on March 30, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

WINS FINANCE HOLDINGS INC.

By:	/s/Renhui Mu
Name: Renhui Mu
Title: Chief Executive Officer